May 9, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Christie Wong, Staff Accountant
Emily Drazan, Staff Attorney
Paul Fischer, Staff Attorney

Re:	TheDirectory.com, Inc. (formally known as Elysium Internet, Inc.)
Amendment No.3 to Registration Statement on Form 10-12G
Filed April 30, 2014, Amendment No.4 to Registration Statement on Form 10-12G
Filed May 6, 2014

File No. 000-31431

Dear Ms. Wong, Ms. Drazan, and Mr. Fischer:

I am Chief Executive Officer for the TheDirectory.com, Inc. (the “Company”). Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “staff”) in their letter dated May 9, 2014. The numbering of the response corresponds to the numbering of the comment in the letter from the staff.

General

Comment 1:

We note your response to comment 2. Please update the list to include the acquired domain names www.hellooperator.com, www.hellometro.com, www.hellolocal.com and any other directories that are being used.

Response 1:

The Company has updated this section in response to comment 1.

Comment 2:

We note your response to comments 3, 4 and 5, and the attached overview of the acquired technology asset.  In your overview of the acquired technology based asset you state the asset is “a set of custom designed PHP and data based source code developed to operate and power … websites”. In light of this description, we continue to remain unclear why the guidance in ASC 350-50-25-4 does not apply to this asset. We reiterate our previous comments.

Response 2:

ASC 350-50-25-1 through 17 do not apply to our technology based asset. ASC 350-50-25, in the aggregate, discus’s recognition related to specific expenses such as project planning, graphic design, content design, operating costs and other costs incurred relating specifically to the development of a website and software project and at the various stages. As discussed previously the acquired technology based asset falls under the guidance of ASC 805 and is a “technology based asset”.

As described more fully in our overview “The acquired technology based asset is a set of custom designed PHP and database source code developed to operate and power directory, city guide or other industry specific and location based websites in any industry and add layers of functionality as they are needed based on the specific business direction of the individual website running the code.” The code functionality is complete to perform as described and is not related to any specific website or software development project as described in ASC 350-50-25-1 through 17.

Comment 3:

Please also disclose your policy for the recognition and measurement of impairment of the internet domain portfolio.

Response 3:

In view of increasing our disclosure we have expanded our discussion regarding impairment treatment and testing of intangible assets specifically to include Internet domain names.

If you have further questions or comments, please feel free to contact me.  I am happy to cooperate in any way I can.

Regards,

/s/ Scott Gallagher

Scott Gallagher

Chief Executive Officer